                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of: August, 2006

                        Commission File Number: 000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                   Yes[ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NEUROCHEM INC.

August 10, 2006

                                    By: /s/ David Skinner
                                        ----------------------------------------
                                        David Skinner, Vice President,
                                        General Counsel and Corporate Secretary

[NEUROCHEM LOGO]                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
                                                   Laval, Quebec, Canada H7V 4A7

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                        Tel: (450) 680-4570
Vice President, Corporate Communications                  lhebert@neurochem.com

                            NEUROCHEM REPORTS RESULTS
                        FOR SECOND QUARTER OF FISCAL 2006
                    Announces Equity Line of Credit Facility
  Neurochem will host a conference call today, August 9, 2006, at 5:00 P.M. ET.

LAVAL, Quebec, August 9, 2006 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) reported results for the second quarter ended June 30, 2006. The Company reported a net loss of $20,374,000 ($0.53 per share), compared to $18,694,000 ($0.54 per share)
for the corresponding period last year. For the six-month period ended June 30, 2006, the net loss amounted to $37,508,000 ($0.97 per share), compared to $35,664,000 ($1.08 per share) for the same period last year. The increase is mainly due to research and development (R&D) expenses which amounted to $14,342,000 this quarter compared to $12,897,000 for the same period last year. For the six-month period, R&D expenses were $28,068,000 compared to $24,862,000 for the corresponding period of the previous year. The increase in R&D expenses is primarily due to expenses incurred in relation to the development of tramiprosate (Alzhemed(TM)) for the ongoing Phase III clinical trials in North America and Europe. Tramiprosate (Alzhemed(TM)) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD).

As at June 30, 2006 the Company reported cash, cash equivalents and marketable securities of $41,931,000, compared to $71,091,000 on December 31, 2005. The decrease is primarily due to funds used in operations and is partially offset by proceeds received from the exercise of a warrant in February of 2006 by Picchio Pharma.

Neurochem also announced that it has entered into a securities purchase agreement in respect of an equity line of credit facility, with a 24 month term, that provides the Company up to US $60 million of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over the term. Rodman & Renshaw acted as placement agent for this transaction. The agreement provides for an obligation for Neurochem to drawdown at least US $25 million over the two-year term of the facility. The agreement is conditional on the registration of the underlying securities and approval from the appropriate securities regulators.

"With a pending decision from the U.S. Food and Drug Administration on the potential approval of Fibrillex(TM) and the advancement of the two Phase III clinical trials for Alzhemed(TM), we stand on the threshold of important developments in the near future," said Dr. Francesco Bellini, Chairman, President and CEO of Neurochem Inc. "Given the cash on hand and the key activities in progress, we believe this facility gives our Company the flexibility required to raise funds at an appropriate time," he concluded.

CONFERENCE CALL

Neurochem will host a conference call on August 9, 2006, at 5:00 P.M ET. The telephone numbers to access the conference call are 1-416-644-3416 or 1-866-250-4877. A replay of the call will be available until Thursday, August 17, 2006. The telephone numbers to access the replay of the call are 1-416-640-1917 or 1-877-289-8525. The access code for the replay is 21199732#

CONSOLIDATED FINANCIAL RESULTS HIGHLIGHTS

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated financial statements for the six-month period ended June 30, 2006, as well as the Company's audited consolidated financial statements for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2005. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS

For the three-month period ended June 30, 2006, the net loss amounted to $20,374,000 ($0.53 per share), compared to $18,694,000 ($0.54 per share) for the corresponding period last year. For the six-month period ended June 30, 2006, the net loss amounted to $37,508,000 ($0.97 per share), compared to $35,664,000 ($1.08 per share) for the same period last year. The 2006 second quarter results include the International Chamber of Commerce Court of Arbitration final award of $2,089,000 (approximately U.S. $1.9 million) in respect of the Immtech Pharmaceuticals, Inc. dispute.

Revenue from collaboration agreement amounted to $608,000 for the current quarter ($1,215,000 for the six-month period), compared to $822,000 for the same period last year ($2,027,000 for the six-month period). This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (Fibrillex(TM)), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S. $6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the U.S. Food and Drug Administration
(FDA), the amount would no longer be refundable and would be amortized as earned revenue. In February

2006, the Company completed the submission of a New Drug Application (NDA) with the FDA for eprodisate (Fibrillex(TM)). In April 2006, the Company received notification from the FDA that it had filed and designated the eprodisate (Fibrillex(TM)) NDA for priority review, with a goal date of August 13, 2006, when the FDA is expected to render a decision.

Reimbursable costs revenue amounted to $205,000 for the current quarter ($435,000 for the six-month period), compared to $213,000 for the same period last year ($657,000 for the six-month period) and consists of costs reimbursable by Centocor in respect of eprodisate (Fibrillex(TM))-related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $14,342,000 for the current quarter ($28,068,000 for the six-month period), compared to $12,897,000 for the same period last year ($24,862,000 for the six-month period). The increase is primarily due to expenses incurred in relation to the development of tramiprosate (Alzhemed(TM)) for the ongoing Phase III clinical trials in North America and Europe. Tramiprosate (Alzhemed(TM)) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD). The 18-month North American Phase III clinical trial is expected to be completed in January 2007. This trial is being conducted in close to 70 clinical centers in the U.S. and in Canada, with 1,052 mild-to-moderate AD patients enrolled. In September 2005, the Company launched its Phase III clinical trial in Europe, with 930 mild-to-moderate AD patients expected to participate. The study duration is also 18 months and the trial will be conducted in approximately 70 centers in ten European countries. As of June 30, 2006, 491 patients had been successfully screened in the European clinical trial, of which 428 were randomized; the remaining 63 patients are expected to be randomized and included in the clinical trial. Enrollment for the European clinical trial is expected to be completed during the fall of 2006. The Phase III clinical trials on tramiprosate (Alzhemed(TM)) are designed to demonstrate the safety, efficacy and disease-modifying potential of the product candidate in the treatment of AD. In May 2006, the Company started an 18-month open-label extension study for patients who have completed the ongoing North American Phase III clinical trial for tramiprosate (Alzhemed(TM)). For the quarter and six-month period ended June 30, 2006, research and development expenses also included costs incurred to support the ongoing eprodisate (Fibrillex(TM)) Phase II/III open-label extension study, as well as ongoing drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the stages of clinical development and as the Company continues to invest in product research and development.

Research tax credits and grants amounted to $494,000 this quarter ($1,029,000 for the six-month period), compared to $542,000 for the corresponding period last year ($960,000 for the six-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly attributable to lower research and development expenses incurred in Quebec, eligible for refundable tax credits.

General and administrative expenses totaled $3,366,000 for the current quarter ($6,808,000 for the six-month period), compared to $5,917,000 for the same quarter last year ($11,082,000 for the six-month period). The decrease is primarily attributable to a reduction in legal fees incurred by the Company with regards to the dispute with Immtech International, Inc. (now known as Immtech Pharmaceuticals, Inc. and referred to herein as Immtech). See Arbitral award below.

Arbitral award amounted to $2,089,000 (approximately U.S. $1.9 million) for the current quarter and relates to the dispute with Immtech. In connection with an agreement concluded in 2002, Immtech brought claims against the Company in legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute was presented to an arbitral tribunal (Tribunal) convened in accordance with the rules of the International Chamber of Commerce Court of Arbitration (ICC). An evidentiary hearing before the Tribunal was held in mid-September 2005 and the Tribunal issued its Final Award in early June 2006. The Tribunal held that Neurochem did not misappropriate any of Immtech's compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem's patent applications. While the Tribunal found that Neurochem had breached certain sections of the 2002 agreement, Immtech was awarded only U.S. $35,000 in damages, plus interest thereon, in connection with a disputed milestone payment, and not the compensatory damages of up to U.S. $50 million or any of the punitive damages that Immtech had been claiming. All of Immtech's tort claims were rejected, as were its claims for injunctive relief and equitable relief; the Tribunal also denied Neurochem's counterclaims. Immtech was awarded only a portion of the ICC's administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech's arbitration-related legal fees. Those charges, fees and costs amounted to approximately U.S. $1.83 million. When added to the U.S. $35,000 in damages and interest thereon, Immtech was awarded, in total, approximately U.S. $1.9 million. On July 10, 2006, Immtech issued a letter to the Tribunal and the ICC seeking a further determination under the Final Award. On July 12, 2006, the Tribunal granted Neurochem 20 days to respond in writing to Immtech's letter and Neurochem filed its response on July 28, 2006. The parties now await the decision of the Tribunal in relation to Immtech's July 10 letter. In view of these developments, the status conference before the Federal District Court for the Southern District of New York has again been adjourned, until late September 2006. See note 7 to the unaudited Consolidated Financial Statements for the six-month period ended June 30, 2006.

Reimbursable costs amounted to $205,000 for the current quarter ($435,000 for the six-month period), compared to $213,000 for the same period last year ($657,000 for the six-month period), and consist of costs incurred on behalf of Centocor in respect of eprodisate (Fibrillex(TM)) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $1,016,000 for the current quarter ($1,932,000 for the six-month period), compared to $2,292,000 for the corresponding quarter last year ($3,062,000 for the six-month period). This expense relates to employee and director stock options, and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The decrease is attributable to expenses of $1,441,000 recorded in 2005 in relation to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004.

Depreciation, amortization and write-off of patents amounted to $409,000 for the current quarter ($902,000 for the six-month period), compared to $575,000 for the same quarter last year ($1,145,000 for the six-month period). The decrease results mainly from the sale-leaseback transaction entered into by the Company in November 2005 in respect of its facilities and campus located in Laval, Quebec.

Interest and bank charges amounted to $23,000 for the current quarter ($50,000 for the six-month period), compared to $133,000 for the same quarter last year ($254,000 for the six-month period). The decrease is attributable to the reimbursement in November 2005, in connection with the sale-leaseback transaction, of the long-term debt previously contracted to finance the acquisition of facilities in 2004.

Interest income amounted to $580,000 for the current quarter ($1,223,000 for the six-month period), compared to $633,000 for the same quarter last year ($884,000 for the six-month period). The increase in the six-month period is mainly attributable to higher interest rates during the current period, compared to the same period last year.

Foreign exchange loss amounted to $524,000 for the current quarter (loss of $570,000 for the six-month period), compared to a gain of $1,406,000 for the same quarter last year (gain of $1,632,000 for the six-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily U.S. dollars. Foreign exchange losses recognized during 2006 are mainly attributable to the strengthening of the Canadian dollar compared to the U.S. dollar during the periods.

Other income amounted to $308,000 for the current quarter ($593,000 for the six-month period), compared to $296,000 for the same quarter last year ($347,000 for the six-month period). Other income consists of non-operating revenue, primarily sub-lease revenue.

Share of loss in a company subject to significant influence amounted to $891,000 for the current quarter ($1,707,000 for the six-month period), compared to $824,000 for the corresponding quarter last year ($1,579,000 for the six-month period). Non-controlling interest amounted to $296,000 for the current quarter ($558,000 for the six-month period), compared to $245,000 for the corresponding quarter last year ($470,000 for the six-month period). These items result from the consolidation of the Company's interest in a holding company that owns shares of Innodia Inc., for which Neurochem is the primary beneficiary. In March 2006, the Company invested an additional amount of $1,660,000 in that holding company in connection with a financing by Innodia Inc. As a result of the transaction, the Company's indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares. Innodia Inc. is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2006, the Company had available cash, cash equivalents and marketable securities of $41,931,000, compared to $71,091,000 at December 31, 2005. The decrease is primarily due to funds used in operations and is partially offset by proceeds received from the exercise of a warrant in February of 2006 by Picchio Pharma.

On February 16, 2006, Picchio Pharma, the Company's largest shareholder, exercised the warrant previously issued pursuant to a February 2003 private placement which was otherwise scheduled to expire on February 18, 2006, generating total proceeds to the Company of $9,372,000 and resulting in the issuance of 1,200,000 common shares from treasury.

As at July 31, 2006, the Company had 38,662,170 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets and 2,663,607 options granted under the stock option plan.

The Company believes that its available cash and short-term investments, expected interest income, potential funding from research, potential partnerships and licensing agreements, research tax credits, grants, and access to capital markets should be sufficient to finance the Company's operations and capital needs for the coming year. However, in light of the uncertainties associated with the regulatory approval process and the Company's ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company's operations in the future.

On August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, with a 24 month term, that provides the Company up to U.S. $60 million of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term. The agreement provides for an obligation for Neurochem to drawdown at least U.S. $25 million over the two-year term of the facility. The agreement is conditional on the registration of the underlying securities and the required regulatory approvals.

NEUROCHEM INC.
CONSOLIDATED FINANCIAL INFORMATION(1)
(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE DATA)

                                                 THREE-MONTH PERIOD ENDED         SIX-MONTH PERIOD ENDED
                                                          JUNE 30                          JUNE 30
                                               ------------   -----------        -----------     -----------
CONSOLIDATED STATEMENTS OF OPERATIONS               2006          2005               2006            2005
                                               ------------   -----------        -----------     -----------
                                               (unaudited)    (unaudited)        (unaudited)     (unaudited)
REVENUES:
   Collaboration agreement                      $       608    $      822         $    1,215     $     2,027
   Reimbursable costs                                   205           213                435             657
                                               ------------   -----------        -----------     -----------
                                                        813         1,035              1,650           2,684
                                               ------------   -----------        -----------     -----------

EXPENSES (INCOME):
   Research and development                          14,342        12,897             28,068          24,862
   Research tax credits and grants                     (494)         (542)            (1,029)           (960)
   Genera] and administrative                         3,366         5,917              6,808          11,082
   Arbitral award                                     2,089             -              2,089               -
   Reimbursable costs                                   205           213                435             657
   Stock-based compensation                           1,016         2,292              1,932           3,062
   Depreciation, amortization and
     write-off of patent costs                          409           575                902           1,145

  Interest and bank charges                              23           133                 50             254
                                               ------------   -----------        -----------     -----------
                                                     20,956        21,485             39,255          40,102
                                               ------------   -----------        -----------     -----------
   Net loss before undernoted items:                (20,143)      (20,450)           (37,605)        (37,418)

   Interest income                                      580           633              1,223             884
   Foreign exchange (loss) gain                        (524)        1,406              (570)           1,632
   Other income                                         308           296                593             347
   Share of loss in a company subject to
     significant influence                             (891)         (824)            (1,707)         (1,579)
   Non-controlling interest                             296           245                558             470
                                               ------------   -----------        -----------     -----------
   NET LOSS                                    ($    20,374)  ($   18,694)       ($   37,508)    ($   35,664)
                                               ============   ===========        ===========     ===========
   Net loss per share:
      Basic                                    ($      0.53)  ($     0.54)       ($     0.97)    ($     1.08)
      Diluted                                  ($      0.53)  ($     0.54)       ($     0.97)    ($     1.08)
                                               ============   ===========        ===========     ===========

   Weighted average number of common
     shares outstanding:
      Basic                                      38,792,486    34,646,842         38,475,059      33,056,654
      Diluted                                    38,792,486    36,347,525         38,475,059      35,490,532
                                               ============   ===========        ===========     ===========

                                                                                     AT             AT
                                                                                  JUNE 30        DECEMBER 31
CONSOLIDATED BALANCE SHEETS                                                         2006            2005
                                                                                 (UNAUDITED)     (AUDITED)
                                                                                 -----------     -----------
   Cash, cash equivalents and marketable securities                              $    41,931      $   71,091
   Other current assets                                                               15,241          13,298
                                                                                 -----------     -----------
   Total current assets                                                               57,172          84,389
   Capital assets                                                                     10,440          10,327
   Other long-term assets                                                              3,046           2,230
                                                                                 -----------     -----------
   TOTAL ASSETS                                                                  $    70,658      $   96,946
                                                                                 ===========     ===========
   Current liabilities                                                           $    24,905      $   17,420
   Long-term liabilities                                                              20,364          28,745
   Non-controlling interest                                                            1,196             509
   Shareholders' equity                                                               24,193          50,272
                                                                                 -----------     -----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $    70,658      $   96,946
                                                                                 ===========     ===========

(1) Condensed from the Company's unaudited consolidated financial statements.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of the U.S. Food and Drug Administration (FDA) Continuous Marketing Application Pilot 1 and Pilot 2 programs. In April 2006, the FDA filed and granted the eprodisate (Fibrillex(TM)) new drug application for priority review. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.



Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.

Consolidated Financial Statements of
(Unaudited)

NEUROCHEM INC.

Periods ended June 30, 2006 and 2005

NEUROCHEM INC.
Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2006 and 2005
(in thousands of Canadian dollars)

FINANCIAL STATEMENTS

Consolidated Balance Sheets...........................................    1

Consolidated Statements of Operations.................................    2

Consolidated Statements of Deficit....................................    3

Consolidated Statements of Cash Flows.................................    4

Notes to Consolidated Financial Statements............................    6

NEUROCHEM INC.
Consolidated Balance Sheets
(Unaudited)

June 30, 2006 and December 31, 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                              June 30,              June 30,            December 31,
                                                2006                  2006                 2005
                                            -------------         ------------          -----------
                                              (U.S.$ -               (Cdn$)                (Cdn$)
                                               note 1)
Assets

Current assets:
      Cash and cash equivalents             $      37,608         $     41,931          $     7,382
      Marketable securities                             -                    -               63,709
      Restricted cash (note 3)                      6,000                6,690                6,995
      Sales taxes and other receivables             1,173                1,308                  728
      Research tax credits receivable               3,063                3,415                2,404
      Prepaid expenses and deposits                 3,433                3,828                3,171
                                            -------------         ------------          -----------
                                                   51,277               57,172               84,389

Restricted cash                                       574                  640                  640
Long-term prepaid expenses and deposits               873                  973                1,355
Long-term investment (note 2)                       1,285                1,433                  235
Property and equipment                              4,363                4,865                4,911
Patents                                             5,000                5,575                5,416
                                            -------------         ------------          -----------
                                            $      63,372         $     70,658          $    96,946
                                            =============         ============          ===========
Liabilities and Shareholders' Equity

Current liabilities:
      Accounts payable                      $       2,555         $      2,849          $     5,016
      Accrued liabilities                          10,297               11,481                8,551
      Deferred revenue                              8,208                9,151                2,429
      Deferred gain on sale of property             1,277                1,424                1,424
                                            -------------         ------------          -----------
                                                   22,337               24,905               17,420

Deferred revenue                                      755                  842                8,779
Deferred gain on sale of property                  17,082               19,046               19,759
Long-term accrued liabilities                         427                  476                  207
                                            -------------         ------------          -----------
                                                   40,601               45,269               46,165
                                            -------------         ------------          -----------

Non-controlling interest (note 2)                   1,073                1,196                  509

Shareholders' equity:
      Share capital (note 4)                      242,580              270,465              260,968
      Additional paid-in capital (note 4)          10,748               11,984               10,052
      Deficit                                    (231,630)            (258,256)            (220,748)
                                            -------------         ------------          -----------
                                                   21,698               24,193               50,272

Arbitral award (note 7)
Subsequent event (note 9)
                                            -------------         ------------          -----------
                                            $      63,372         $     70,658          $    96,946
                                            =============         ============          ===========

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Operations
(Unaudited)

Periods ended June 30, 2006 and 2005
(in thousands of Canadian dollars, except per share data)
(in accordance with Canadian GAAP)

                                                         Three months ended                          Six months ended
                                                               June 30,                                  June 30,
                                         ----------------------------------------------  -----------------------------------------
                                               2006            2006           2005           2006          2006           2005
                                         ---------------   -------------   ------------  ------------  ------------  -------------
                                              (US$ -          (Cdn$)         (Cdn$)         (US$ -        (Cdn$)         (Cdn$)
                                              note 1)                                       note 1)
Revenues:
      Collaboration agreement (note 3)   $           545   $         608   $        822  $      1,090  $      1,215  $       2,027
      Reimbursable costs                             184             205            213           390           435            657
                                         ---------------   -------------   ------------  ------------  ------------  -------------
                                                     729             813          1,035         1,480         1,650          2,684
                                         ---------------   -------------   ------------  ------------  ------------  -------------

Expenses (income):
      Research and development                    12,863          14,342         12,897        25,174        28,068         24,862
      Research tax credits and grants               (443)           (494)          (542)         (923)       (1,029)          (960)
                                         ---------------   -------------   ------------  ------------  ------------  -------------
                                                  12,420          13,848         12,355        24,251        27,039         23,902
      General and administrative                   3,019           3,366          5,917         6,106         6,808         11,082
      Arbitral award (note 7)                      1,874           2,089             --         1,874         2,089             --
      Reimbursable costs                             184             205            213           390           435            657
      Stock-based compensation (note 5)              911           1,016          2,292         1,733         1,932          3,062
      Depreciation of property and
        equipment                                    284             317            498           556           620            996
      Amortization and write-off of
        patent costs                                  82              92             77           253           282            149
      Interest and bank charges                       21              23            133            45            50            254
                                         ---------------   -------------   ------------  ------------  ------------  -------------
                                                  18,795          20,956         21,485        35,208        39,255         40,102

                                         ---------------   -------------   ------------  ------------  ------------  -------------
Net loss before undernoted items                 (18,066)        (20,143)       (20,450)      (33,728)      (37,605)       (37,418)
                                         ---------------   -------------   ------------  ------------  ------------  -------------

Investment income and other:
      Interest income                                520             580            633         1,097         1,223            884
      Foreign exchange (loss) gain                  (470)           (524)         1,406          (511)         (570)         1,632
      Other income                                   276             308            296           532           593            347
      Share of loss in a company
        subject to significant influence            (799)           (891)          (824)       (1,531)       (1,707)        (1,579)
      Non-controlling interest                       265             296            245           500           558            470
                                         ---------------   -------------   ------------  ------------  ------------  -------------
                                                    (208)           (231)         1,756            87            97          1,754
                                         ---------------   -------------   ------------  ------------  ------------  -------------
Net loss                                 $       (18,274)  $     (20,374)  $    (18,694) $    (33,641) $    (37,508) $     (35,664)
                                         ===============   =============   ============  ============  ============  =============

Net loss per share:
      Basic                              $         (0.47)  $       (0.53)  $      (0.54) $      (0.87) $      (0.97) $       (1.08)
      Diluted                                      (0.47)          (0.53)         (0.54)        (0.87)        (0.97)         (1.08)
                                         ===============   =============   ============  ============  ============  =============

Weighted average number of shares
  outstanding:
      Basic                                                   38,792,486     34,646,842                  38,475,059     33,056,654
      Effect of dilutive options and
        warrants                                                      --      1,700,683                          --      2,433,878

                                                           -------------   ------------                ------------  -------------
      Diluted                                                 38,792,486     36,347,525                  38,475,059     35,490,532
                                                           =============   ============                ============  =============

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Deficit
(Unaudited)

Periods ended June 30, 2006 and 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                               Three months ended                         Six months ended
                                                    June 30,                                  June 30,
                                     --------------------------------------     -------------------------------------
                                        2006          2006         2005           2006         2006          2005
                                     ----------   -----------   -----------   -----------   -----------   -----------
                                       (US$ -        (Cdn$)       (Cdn$)          (US$ -      (Cdn$)        (Cdn$)
                                       note 1)                                   note 1)
Deficit, beginning of period:
      As previously reported         $ (213,356)  $  (237,882)  $  (165,352)  $  (197,989)  $  (220,748)  $  (140,926)
      Adjustment to reflect change
         in accounting policy for
         long-term investment
         (note 2)                            --            --            --            --            --        (2,501)
                                     ----------   -----------   -----------   -----------   -----------   -----------
Deficit, beginning of period,
   as restated                         (213,356)     (237,882)     (165,352)     (197,989)     (220,748)     (143,427)

Net loss                                (18,274)      (20,374)      (18,694)      (33,641)      (37,508)      (35,664)

Share issue costs                            --            --            --            --            --        (4,955)

                                     ----------   -----------   -----------   -----------   -----------   -----------
Deficit, end of period               $ (231,630)  $  (258,256)  $  (184,046)  $  (231,630)  $  (258,256)  $  (184,046)
                                     ==========   ===========   ===========   ===========   ===========   ===========

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended June 30, 2006 and 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                             Three months ended                  Six months ended
                                                                 June 30,                            June 30,
                                                     --------------------------------    --------------------------------
                                                       2006        2006        2005        2006        2006        2005
                                                     --------    --------    --------    --------    --------    --------
                                                      (US$ -      (Cdn$)      (Cdn$)      (US$ -      (Cdn$)      (Cdn$)
                                                      note 1)                             note 1)
Cash flows from operating activities:
      Net loss                                       $(18,274)   $(20,374)   $(18,694)   $(33,641)   $(37,508)   $(35,664)
      Adjustments for:
            Depreciation, amortization
               and write-off of patents                   366         409         575         809         902       1,145
            Unrealized foreign exchange loss
               (gain)                                     726         810        (540)        805         898        (644)
            Stock-based compensation                      911       1,016       2,292       1,733       1,932       3,062
            Share of loss in a company
               subject to significant influence           799         891         824       1,531       1,707       1,579
            Non-controlling interest                     (265)       (296)       (245)       (500)       (558)       (470)
            Amortization of gain on sale leaseback       (319)       (356)         --        (640)       (713)         --
      Changes in operating assets and liabilities:
            Restricted cash                                --          --         (96)         --          --      (7,354)
            Amounts receivable under
               collaboration agreement                     --          --          --          --          --      14,443
            Sales taxes and other receivables            (397)       (443)        330        (520)       (580)        261
            Research tax credits receivable              (440)       (491)       (533)       (907)     (1,011)       (812)
            Prepaid expenses and deposits                (528)       (589)        (90)       (589)       (657)       (138)
            Long-term prepaid expenses and
               deposits                                   204         227         261         343         382        (193)
            Deferred revenue                             (545)       (608)       (823)     (1,090)     (1,215)     (2,027)
            Accounts payable and accrued
               liabilities                              2,933       3,270       3,048       1,801       2,008       4,005
                                                     --------    --------    --------    --------    --------    --------
                                                      (14,829)    (16,534)    (13,691)    (30,865)    (34,413)    (22,807)
                                                     --------    --------    --------    --------    --------    --------

Cash flows from financing activities:
      Proceeds from issue of common shares                 49          55         103       8,518       9,497      75,511
      Share issue costs                                    --          --          --          --          --      (4,955)
      Repayment of obligations under capital lease         --          --        (112)         --          --        (223)
      Repayment of long-term debt                          --          --         (64)         --          --        (290)
                                                     --------    --------    --------    --------    --------    --------
                                                           49          55         (73)      8,518       9,497      70,043
                                                     --------    --------    --------    --------    --------    --------

Cash flows from investing activities:
      Additions to property and equipment                (389)       (434)       (449)       (450)       (502)       (903)
      Additions to patent costs                          (227)       (253)       (340)     (1,336)     (1,489)       (488)
      Proceeds from marketable securities              15,592      17,384       2,997      57,141      63,709      21,966
      Proceeds from disposal of property and
        equipment                                          --          --          37          --          --          65
      Long-term investment                                 --          --          --      (1,489)     (1,660)         --
                                                     --------    --------    --------    --------    --------    --------
                                                       14,976      16,697       2,245      53,866      60,058      20,640
                                                     --------    --------    --------    --------    --------    --------

NEUROCHEM INC.
Consolidated Statements of Cash Flows, Continued
(Unaudited)

Periods ended June 30, 2006 and 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                             Three months ended                  Six months ended
                                                                 June 30,                            June 30,
                                                     --------------------------------    --------------------------------
                                                       2006        2006        2005       2006         2006        2005
                                                     --------    --------    --------    --------    --------    --------
                                                      (US$ -                              (US$)
                                                      note 1)     (Cdn$)      (Cdn$)      note 1)     (Cdn$)      (Cdn$)
                                                     --------    --------    --------    --------    --------    --------
Net increase (decrease) in cash and cash
   equivalents                                       $    196    $    218    $(11,519)   $ 31,519    $ 35,142    $ 67,876

Cash and cash equivalents, beginning of period         37,859      42,211      86,706       6,621       7,382       7,207

Effect of unrealized foreign exchange on cash and
   cash equivalents                                      (447)       (498)        540        (532)       (593)        644

                                                     --------    --------    --------    --------    --------    --------
Cash and cash equivalents, end of period             $ 37,608    $ 41,931    $ 75,727    $ 37,608    $ 41,931    $ 75,727
                                                     ========    ========    ========    ========    ========    ========

Supplemental disclosure to cash flow (note 8).

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

1.    BASIS OF PRESENTATION:

      These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited balance sheet as at June 30, 2006, and the unaudited statements of operations, deficit and cash flows for the periods ended June 30, 2006, and 2005, reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended December 31, 2005. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the annual financial statements as at and for the year ended December 31, 2005.

      Translation of convenience:

      The Company's functional currency is the Canadian dollar. As a convenience to certain readers, the Company also presents the interim consolidated financial statements in U.S. dollars using the convenience translation method whereby all Canadian dollar amounts are converted into U.S. dollars at the noon exchange rate quoted by the Bank of Canada at June 30, 2006, which was 0.8969 U.S. dollar per Canadian dollar. The information in U.S. dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that the Canadian dollar amounts in the financial statements actually represent such U.S. dollar amounts or could be or would have been converted into U.S. dollars at the rate indicated.

2.    CHANGES IN ACCOUNTING POLICIES:

      Variable interest entities:

      On January 1, 2005, the Company adopted the recommendation of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of operations of entities that are subject to control on a basis other than ownership of voting interests (a variable interest entity (VIE)). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company's investment in a holding company that owns Innodia Inc.'s shares (Innodia holding) meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia holding. Innodia holding's only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359 and $1,439, respectively.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

2.    CHANGES IN ACCOUNTING POLICIES (CONTINUED):

      Variable interest entities (continued):

      In March 2006, the Company invested an additional amount of $1,660 in Innodia holding in connection with a financing by Innodia Inc. Following the additional investment by the Company and the other Innodia holding shareholders, the carrying amounts of the long-term investment and non-controlling interest were $2,905 and $1,245, respectively. As a result of the transaction, the Company's indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares.

3.    COLLABORATION AGREEMENT:

      The Company recognized $608 and $1,215 of revenue for the three-month and six-month periods ended June 30, 2006, under a collaboration agreement entered into in December 2004 (2005 - $822 and $2,027, respectively). These amounts represent the amortization of the non-refundable upfront payment over the remaining estimated period through to the anticipated regulatory approval date of the investigational product candidate.

      As required under the terms of the collaboration agreement, the Company has secured, through a bank, a letter of credit in the amount of $6,690 (U.S.$6,000) in connection with the potentially refundable upfront payment received under the collaboration agreement. The Company has classified an equivalent amount of cash as "restricted cash" on the consolidated balance sheet to reflect the collateralization of the amount of the letter of credit.

4.    SHARE CAPITAL:

      (a)   The authorized share capital of the Company consists of:

            -     an unlimited number of voting common shares

            - an unlimited number of non-voting preferred shares, issuable in one or more series

      (b)   Issued and outstanding:

            The issued and outstanding share capital consists of:

                                                     June 30,       December 31,
                                                       2006            2005
                                                   -----------      ------------
38,662,170 common shares (December 31, 2005 -
   37,421,079 common shares)                       $   270,465      $    260,968

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

4.    SHARE CAPITAL (CONTINUED):

      (b)   Issued and outstanding (continued):

            Changes in the issued and outstanding common shares and additional paid-in capital for the year ended December 31, 2005 and for the six-month period ended June 30, 2006 were as follows:

                                                                         Additional
                                                                           paid-in
                                                 Number       Dollars      capital
                                               ----------   ----------   ----------
Balance, December 31, 2004                     30,320,419   $  175,855   $    5,765

Issued for cash from public offering (i)        4,000,000       74,495           --

Exercise of a warrant (ii)                      2,800,000        8,764           --

Exercise of stock options:
      For cash                                    300,660        1,346           --
      Ascribed value from additional paid-in
         capital                                       --          508         (508)

Stock-based compensation                               --           --        4,795

                                               ----------   ----------   ----------
Balance, December 31, 2005                     37,421,079      260,968       10,052

Exercise of a warrant (iii)                     1,200,000        9,372           --

Exercise of stock options:
      For cash                                     41,091          125           --

Stock-based compensation                               --           --        1,932

                                               ----------   ----------   ----------
Balance, June 30, 2006                         38,662,170   $  270,465   $   11,984
                                               ==========   ==========   ==========

            December 31, 2005:

            (i) On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of $18.62 (U.S.$15.30) per share. The total proceeds of the offering to the Company were $74,495 (U.S.$61,200). Total share issue costs of $4,955 were charged to the deficit.

            (ii) On July 25, 2005, a subsidiary of Picchio Pharma Inc. (Picchio Pharma) exercised a warrant to purchase 2.8 million common shares at a price of $3.13 per share. Total proceeds to the Company were $8,764.

            June 30, 2006:

            (iii) On February 16, 2006, Picchio Pharma exercised a warrant to purchase 1.2 million common shares at a price of $7.81. Total proceeds to the Company were $9,372.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

4.    SHARE CAPITAL (CONTINUED):

      (c)   Stock option plan:

            Changes in outstanding options issued under the stock option plan for the year ended December 31, 2005 and the six-month period ended June 30, 2006 were as follows:

                                                                 Weighted
                                                                 average
                                               Number         exercise price
                                              ---------      ---------------
Options outstanding, December 31, 2004        2,363,784      $         14.51

Granted                                         318,500                21.31

Exercised                                      (300,660)                4.48

Cancelled or expired                            (71,666)               13.68
                                              ---------      ---------------
Options outstanding, December 31, 2005        2,309,958                16.78

Granted                                         402,000                16.53

Exercised                                       (41,091)                3.06

Cancelled or expired                             (7,260)               21.07
                                              ---------      ---------------
Options outstanding, June 30, 2006            2,663,607      $         16.94
                                              =========      ===============

      (d)   Outstanding warrants at June 30, 2006:

            Each warrant entitles the holder to purchase a specified number of common shares. Changes in outstanding warrant shares issued in connection with various private placements were as follows:

                                                  Number of      Weighted
                                                   warrant        average
                                                   shares      exercise price
                                                 ----------    --------------
Warrant shares outstanding, December 31, 2004     4,000,000    $         4.53

Exercised (note 4 (b))                           (2,800,000)             3.13
                                                 ----------    --------------
Warrant shares outstanding, December 31, 2005     1,200,000              7.81

Exercised (note 4 (b))                           (1,200,000)             7.81
                                                 ----------    --------------
Warrant shares outstanding, June 30, 2006                 -    $            -
                                                 ==========    ==============

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

4.    SHARE CAPITAL (CONTINUED):

      (e)   Earnings per share:

            At June 30, 2006, 1,688,941 options were not considered in the computation of the diluted weighted average number of shares outstanding since the exercise price of these options was higher than the average market price.

            Included in the basic weighted average number of shares outstanding are 140,000 common shares to be issued to the Chief Executive Officer upon formal notification. See note 4 (f).

      (f)   Agreement to issue shares:

            On December 1, 2004, the Company entered into an agreement with the Chief Executive Officer to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. The agreement was approved by regulatory authorities and shareholders in 2005. During the quarter ended June 30, 2005, the Company recorded $1,441 in stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with the execution and achievement of certain specified targets. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

5.    STOCK-BASED COMPENSATION:

      In the three-month and six-month periods ended June 30, 2006, the Company recorded total stock-based compensation of $1,016 and $1,932, respectively related to stock options granted to employees after July 1, 2002 (2005 - $851 and $1,621, respectively).

      The fair value of the options granted was determined using the following method and assumptions.

      The weighted average fair value of each option is estimated on the effective date of the grant using Black-Scholes pricing model with the following assumptions:

                                        June 30,               June 30,
                                          2006                   2005
                                        --------               --------
Risk-free interest rate                   4.18%                  3.86%
Expected volatility                         60%                    57%
Expected life in years                       7                      7
Expected dividend yield                    nil                    nil

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

5.    STOCK-BASED COMPENSATION (CONTINUED):

      The following table summarizes the weighted average grant-date fair value per share for options granted during the six-month periods ended June 30, 2006 and 2005:

                                                          Weighted average
                                     Number of               grant-date
                                      options                fair value
                                     ---------            ----------------
Six-month periods ended:
     June 30, 2006                    402,000                $   10.46
     June 30, 2005                    286,000                    13.11

      Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

6.    RELATED PARTY TRANSACTIONS:

      In the three-month and six-month periods ended June 30, 2006, the Company incurred fees of $614 and $1,227 under the terms of a management services agreement entered into in March 2003, as amended in October 2003 and again in December 2004, with Picchio International Inc., a company related to a shareholder, director and officer (2005 - $600 and $1,200, respectively).

      In 2005, the Company entered into a lease agreement with a company in which Picchio Pharma has an equity interest. In the three and six months ended June 30, 2006, sub-lease revenue under the agreement amounted to $239 and $479, respectively, and is included in "other income" on the consolidated statements of operations (2005 - $221 and $221, respectively).

      On February 1, 2006, the Company entered into an assignment agreement (Assignment Agreement) with Parteq Research and Development Innovations (Parteq) (Assignment Agreement) which terminated an amyloid license agreement. This amyloid license agreement granted the Company an exclusive worldwide license under certain intellectual property (Amyloid Intellectual Property). Pursuant to the Assignment Agreement, Parteq agreed and assigned the Amyloid Intellectual Property to the Company for consideration comprising an upfront payment of $200 and various deferred payment amounts, which are approximately equal to the payments provided for in the amyloid license agreement. The Assignment Agreement also provides for annual technology payments, milestone payments and royalties based on gross revenues to be generated from commercialized products, which approximate the payments included in the amyloid license agreement.

      In March 2006, as disclosed in note 2, the Company invested an additional amount of $1,660 in Innodia holding, a company in which Picchio Pharma has an equity interest. In addition, during 2006, the Company entered into an amendment agreement with Innodia Inc. amending the May 2003 license agreement, which granted Innodia Inc. an exclusive worldwide license under certain intellectual property relating to diabetes.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

6.    RELATED PARTY TRANSACTIONS (CONTINUED):

      The transactions were recorded at the exchange amount, which is the consideration established by and agreed to by the parties.

7.    ARBITRAL AWARD:

      In 2002, the Company executed an agreement (the CTA) with Immtech International, Inc. (which changed its name, on March 22, 2006, to Immtech Pharmaceuticals, Inc. and which is referred to herein simply as "Immtech") of Vernon Hills, Illinois pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the CTA. A hearing before the arbitral tribunal (the Tribunal), convened in accordance with the rules of the International Chamber of Commerce Court of Arbitration (the ICC), was held in mid-September 2005. The Tribunal issued its Final Award in early June 2006.

      The Tribunal held that the Company did not misappropriate any of Immtech's compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, the Company 's patent applications.

      While the Tribunal found that the Company had breached certain sections of the 2002 agreement, Immtech was awarded U.S.$35 in damages, plus interest thereon, in connection with a disputed milestone payment. Immtech was also awarded a portion of the ICC's administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech's arbitration-related legal fees. Those charges, fees and costs amounted to approximately U.S. $1.83 million. In total, Immtech was awarded approximately U.S. $1.9 million.

      On July 10, 2006, Immtech issued a letter to the Tribunal and the ICC, seeking a further determination under the Final Award. On July 12, 2006, the Tribunal granted the Company 20 days to respond in writing to Immtech's letter and the Company filed its response on July 28, 2006. The parties now await the decision of the Tribunal in relation to Immtech's July 10 letter. In view of these developments, the status conference before the Federal District Court for the Southern District of New York, has been adjourned until late September 2006.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

8.    STATEMENTS OF CASH FLOWS - SUPPLEMENTARY DISCLOSURE:

      (a)   Cash and cash equivalents:

            Cash and cash equivalents consist of cash balances with banks and short-term investments:

                                                         June 30,   December 31,
                                                           2006        2005
                                                         --------   ------------
Cash balances with banks                                 $  1,739   $      1,919
Short-term investment yielding interest between
  4.28% and 5.10% (December 31, 2005: 3.15% to 4.27%)      40,192          5,463
                                                         --------   ------------
                                                         $ 41,931   $      7,382
                                                         ========   ============

      (b)   Interest:

                                       Three-month period    Six-month period
                                         ended June 30,       ended June 30,
                                       ------------------    ----------------
                                        2006        2005      2006      2005
                                       ------      ------    ------    ------
Cash paid in the period for:
     Interest                          $    -      $   85    $    -    $  220

      (c)   Non-cash transactions:

                                                                June 30,    December 31,
                                                                  2006          2005
                                                                --------    ------------
Additions to property and equipment and patent costs
  included in accounts payable and accrued liabilities
  at the end of the period                                      $    349    $      1,325

9.    SUBSEQUENT EVENT:

      On August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility. The facility has a 24 month term and provides the Company with access to financing of up to U.S. $60 million in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw down. Under the agreement, the Company is committed to drawdown at least U.S. $25 million over the two-year term of the facility. The agreement is conditional on the registration of the underlying securities and obtaining the required regulatory approvals.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE
                 THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2006

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated financial statements for the six-month period ended June 30, 2006, as well as the Company's audited consolidated financial statements for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2005. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS

For the three-month period ended June 30, 2006, the net loss amounted to $20,374,000 ($0.53 per share), compared to $18,694,000 ($0.54 per share) for the corresponding period last year. For the six-month period ended June 30, 2006, the net loss amounted to $37,508,000 ($0.97 per share), compared to $35,664,000 ($1.08 per share) for the same period last year. The 2006 second quarter results include the International Chamber of Commerce Court of Arbitration final award of $2,089,000 (approximately U.S. $1.9 million) in respect of the Immtech Pharmaceuticals, Inc. dispute.

Revenue from collaboration agreement amounted to $608,000 for the current quarter ($1,215,000 for the six-month period), compared to $822,000 for the same period last year ($2,027,000 for the six-month period). This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (Fibrillex(TM)), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S. $6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the U.S. Food and Drug Administration
(FDA), the amount would no longer be refundable and would be amortized as earned revenue. In February 2006, the Company completed the submission of a New Drug Application (NDA) with the FDA for eprodisate (Fibrillex(TM)). In April 2006, the Company received notification from the FDA that it had filed and designated the eprodisate (Fibrillex(TM)) NDA for priority review, with a goal date of August 13, 2006, when the FDA is expected to render a decision.

Reimbursable costs revenue amounted to $205,000 for the current quarter ($435,000 for the six-month period), compared to $213,000 for the same period last year ($657,000 for the six-month period) and consists of costs reimbursable by Centocor in respect of eprodisate (Fibrillex(TM))-related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $14,342,000 for the current quarter ($28,068,000 for the six-month period), compared to $12,897,000 for the same period last year ($24,862,000 for the six-month period). The increase is primarily due to expenses incurred in relation to the development of tramiprosate (Alzhemed(TM)) for the ongoing Phase III clinical trials in North America and Europe. Tramiprosate (Alzhemed(TM)) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD). The 18-month North American Phase III clinical trial is expected to be completed in January 2007. This trial is being conducted in close to 70 clinical centers in the U.S. and in Canada, with 1,052 mild-to-moderate AD patients enrolled. In September 2005, the Company launched its Phase III clinical trial in Europe, with 930 mild-to-moderate AD patients expected to participate. The study duration is also 18 months and the trial will be conducted in approximately 70 centers in ten European countries. As of June 30, 2006, 491 patients had been successfully screened in the European clinical trial, of which 428 were randomized; the remaining 63 patients are expected to be randomized and included in the clinical trial. Enrollment for the European clinical trial is expected to be completed during the fall of 2006. The Phase III clinical trials on tramiprosate (Alzhemed(TM)) are designed to demonstrate the safety, efficacy and disease-modifying potential of the product candidate in the treatment of AD. In May 2006, the Company started an 18-month open-label extension study for patients who have completed the ongoing North American Phase III clinical trial for tramiprosate (Alzhemed(TM)). For the quarter and six-month period ended June 30, 2006, research and development expenses also included costs incurred to support the ongoing eprodisate (Fibrillex(TM)) Phase II/III open-label extension study, as well as ongoing drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the stages of clinical development and as the Company continues to invest in product research and development.

Research tax credits and grants amounted to $494,000 this quarter ($1,029,000 for the six-month period), compared to $542,000 for the corresponding period last year ($960,000 for the six-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly attributable to lower research and development expenses incurred in Quebec, eligible for refundable tax credits.

General and administrative expenses totaled $3,366,000 for the current quarter ($6,808,000 for the six-month period), compared to $5,917,000 for the same quarter last year ($11,082,000 for the six-month period). The decrease is primarily attributable to a reduction in legal fees incurred by the Company with regards to the dispute with Immtech International, Inc. (now known as Immtech Pharmaceuticals, Inc. and referred to herein as Immtech). See Arbitral award below.

Arbitral award amounted to $2,089,000 (approximately U.S. $1.9 million) for the current quarter and relates to the dispute with Immtech. In connection with an agreement concluded in 2002, Immtech brought claims against the Company in legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute was presented to an arbitral tribunal (Tribunal) convened in accordance with the rules of the International Chamber of Commerce Court of Arbitration (ICC). An evidentiary hearing before the Tribunal was held in mid-September 2005 and the Tribunal issued its Final Award in early June 2006. The Tribunal held that Neurochem did not misappropriate any of Immtech's compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem's patent applications. While the Tribunal found that Neurochem had breached certain sections of the 2002 agreement, Immtech was awarded only U.S. $35,000 in damages, plus interest thereon, in connection with a disputed milestone payment, and not the compensatory damages of up to U.S. $50 million or any of the punitive damages that Immtech had been claiming. All of Immtech's tort claims were rejected, as were its claims for injunctive relief and equitable relief; the Tribunal also denied Neurochem's counterclaims. Immtech was awarded only a portion of the ICC's administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech's arbitration-related legal fees. Those charges, fees and costs amounted to approximately U.S. $1.83 million. When added to the U.S. $35,000 in damages and interest thereon, Immtech was awarded, in total, approximately U.S. $1.9 million. On July 10, 2006, Immtech issued a letter to the Tribunal and the ICC seeking a further determination under the Final Award. On July 12, 2006, the Tribunal granted Neurochem 20 days to respond in writing to Immtech's letter and Neurochem filed its response on July 28, 2006. The parties now await the decision of the Tribunal in relation to Immtech's July 10 letter. In view of these developments, the status conference before the Federal District Court for the Southern District of New York has again been adjourned, until late September 2006. See note 7 to the unaudited Consolidated Financial Statements for the six-month period ended June 30, 2006.

Reimbursable costs amounted to $205,000 for the current quarter ($435,000 for the six-month period), compared to $213,000 for the same period last year ($657,000 for the six-month period), and consist of costs incurred on behalf of Centocor in respect of eprodisate (Fibrillex(TM)) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $1,016,000 for the current quarter ($1,932,000 for the six-month period), compared to $2,292,000 for the corresponding quarter last year ($3,062,000 for the six-month period). This expense relates to employee and director stock options, and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The decrease is attributable to expenses of $1,441,000 recorded in 2005 in relation to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004.

Depreciation, amortization and write-off of patents amounted to $409,000 for the current quarter ($902,000 for the six-month period), compared to $575,000 for the same quarter last year ($1,145,000 for the six-month period). The decrease results mainly from the sale-leaseback transaction entered into by the Company in November 2005 in respect of its facilities and campus located in Laval, Quebec.

Interest and bank charges amounted to $23,000 for the current quarter ($50,000 for the six-month period), compared to $133,000 for the same quarter last year ($254,000 for the six-month period). The decrease is attributable to the reimbursement in November 2005, in connection with the sale-leaseback transaction, of the long-term debt previously contracted to finance the acquisition of facilities in 2004.

Interest income amounted to $580,000 for the current quarter ($1,223,000 for the six-month period), compared to $633,000 for the same quarter last year ($884,000 for the six-month period). The increase in the six-month period is mainly attributable to higher interest rates during the current period, compared to the same period last year.

Foreign exchange loss amounted to $524,000 for the current quarter (loss of $570,000 for the six-month period), compared to a gain of $1,406,000 for the same quarter last year (gain of $1,632,000 for the six-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily U.S. dollars. Foreign exchange losses recognized during 2006 are mainly attributable to the strengthening of the Canadian dollar compared to the U.S. dollar during the periods.

Other income amounted to $308,000 for the current quarter ($593,000 for the six-month period), compared to $296,000 for the same quarter last year ($347,000 for the six-month period). Other income consists of non-operating revenue, primarily sub-lease revenue.

Share of loss in a company subject to significant influence amounted to $891,000 for the current quarter ($1,707,000 for the six-month period), compared to $824,000 for the corresponding quarter last year ($1,579,000 for the six-month period). Non-controlling interest amounted to $296,000 for the current quarter ($558,000 for the six-month period), compared to $245,000 for the corresponding quarter last year ($470,000 for the six-month period). These items result from the consolidation of the Company's interest in a holding company that owns shares of Innodia Inc., for which Neurochem is the primary beneficiary. In March 2006, the Company invested an additional amount of $1,660,000 in that holding company in connection with a financing by Innodia Inc. As a result of the transaction, the Company's indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares. Innodia Inc. is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.

Related party transactions
((In thousand of Canadian dollars, except per share data)

                                   Three months ended      Six months ended
                                        June 30,                June 30,
                                   ------------------      ---------------
                                   2006          2005      2006       2005
                                   ----          ----      -----      -----
Management services expense         614           600      1,227      1,200

Sub-lease revenue                   239           221        479        221

Please refer to note 6 of the unaudited Consolidated Financial Statements for the six-month period ended June 30, 2006 for details and additional related party transactions.

QUARTERLY RESULTS (UNAUDITED)
(In thousand of Canadian dollars, except per share data)

                                                               Net loss per
                                                                  share
                                                                Basic and
Quarter                               Revenue     Net loss       diluted
----------------------------          -------     --------     ------------
                                         $           $              $
Year ended December 31, 2006
Second                                  813       (20,374)        (0.53)
First                                   837       (17,134)        (0.45)

Year ended December 31, 2005
Fourth                                  837       (15,628)        (0.42)
Third                                   920       (21,074)        (0.58)
Second                                1,035       (18,694)        (0.54)
First                                 1,649       (16,970)        (0.54)

Year ended December 31, 2004
Fourth                                  327       (15,388)        (0.51)
Third                                     -       (13,775)        (0.45)

The increase in quarterly losses year over year is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2006, the Company had available cash, cash equivalents and marketable securities of $41,931,000, compared to $71,091,000 at December 31, 2005. The decrease is primarily due to funds used in operations and is partially offset by proceeds received from the exercise of a warrant in February of 2006 by Picchio Pharma.

On February 16, 2006, Picchio Pharma, the Company's largest shareholder, exercised the warrant previously issued pursuant to a February 2003 private placement which was otherwise scheduled to expire on February 18, 2006, generating total proceeds to the Company of $9,372,000 and resulting in the issuance of 1,200,000 common shares from treasury.

As at July 31, 2006, the Company had 38,662,170 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets and 2,663,607 options granted under the stock option plan.

The Company believes that its available cash and short-term investments, expected interest income, potential funding from research, potential partnerships and licensing agreements, research tax credits, grants, and access to capital markets should be sufficient to finance the Company's operations and capital needs for the coming year. However, in light of the uncertainties associated with the regulatory approval process and the Company's ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company's operations in the future.

On August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, with a 24 month term, that provides the Company up to U.S. $60 million of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term. The agreement provides for an obligation for Neurochem to drawdown at least U.S. $25 million over the two-year term of the facility. The agreement is conditional on the registration of the underlying securities and the required regulatory approvals.

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer of Neurochem Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Neurochem Inc. (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

      (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 9, 2006

                               (signed) Dr. Francesco Bellini
                               -------------------------------------------------
                               Dr. Francesco Bellini
                               Chairman of the Board and Chief Executive Officer

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Mariano Rodriguez, Vice President, Finance and Chief Financial Officer of Neurochem Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Neurochem Inc. (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

      (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 9, 2006

                             (signed) Mariano Rodriguez
                             ---------------------------------------------------
                             Mariano Rodriguez
                             Vice President, Finance and Chief Financial Officer